Skadden, Arps, Slate, Meagher & Flom llp
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TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com December 6, 2022	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim Joshua Shainess Division of Corporation Finance Office of Technology

Re:	KINS Technology Group Inc. Registration Statement on Form S-4 Filed October 19, 2022 File No. 333-267938

Ladies and Gentlemen:

On behalf of our client, KINS Technology Group Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-4 of the Company originally filed with the Commission on October 19, 2022 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Sheikh, the Company’s Chief Executive Officer, dated November 18, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-4 filed October 19, 2022

General

1.	Please update the accompanying financial statements and the related pro forma presentation through the period ended September 30, 2022.

Response: The Company acknowledges the Staff’s comment and has updated the accompanying financial statements and the related pro forma presentation through the period ended September 30, 2022 throughout Amendment No. 1.

2.	We note that the parties negotiated the enterprise value of CXApp at $69 million, subject to adjustments. Highlight that Inpixon purchased Design Reactor, Inc. and its CXApp software for a mix of cash and stock valued at $45 million in 2020. Additionally, to provide appropriate context for investors, disclose Inpixon's current market capitalization.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 113-114 of Amendment No. 1 to include additional disclosure regarding the purchase price paid by Inpixon in connection with its acquisition of the outstanding capital stock of Design Reactor, Inc. in April of 2021 and Inpixon’s current market capitalization.

3.	In the summary section and in a Q&A, provide a complete description of the lock-up agreements, including to whom each agreement applies, the respective durations, and the circumstances under which the lock-ups may be released. Clarify any differences between the lock-up agreements for Class A and Class C shares. We note, for example, that your Anchor Investor, BlackRock, is not a party to the Stockholder Support Agreement. Please clarify whether BlackRock is subject to any surviving lock-up agreement post-business combination and whether it is obligated to vote in favor of all of the proposals.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21, 41-42 and 133-135 of Amendment No. 1 to include additional disclosure of the lock-up agreements for each relevant party and clarified that the Direct Anchor Investors are subject to their surviving lock-up agreement post-business combination and are not obligated to vote in favor of all of the proposals.

4.	We note that Inpixon will receive the Distribution Tax Opinion regarding the intended tax treatment of the Distribution and certain related transactions, and that the Tax Matters Agreement will require KINS and CXApp to comply with the representations made in the materials submitted to legal counsel in connection with the Distribution Tax Opinion. Please confirm your intention to file the Distribution Tax Opinion as an exhibit to this registration statement. Additionally, please tell us whether counsel will provide a separate tax opinion to support the discussion of tax consequences to U.S. investors as set forth on page 229.

Response: The Company acknowledges the Staff’s comment and has revised the exhibit list on page II-2 of Amendment No. 1 to include a reference to the Distribution Tax Opinion to be delivered by RSM US LLP. See Exhibit 8.1. In addition, pursuant to Staff Legal Bulletin No. 19, an opinion from either legal counsel or an independent accountant may be provided, therefore it is not anticipated that a separate tax opinion by counsel will be provided.

5.	Given that the vast majority of Class A stockholders have already redeemed their shares, please disclose, if true, that as a result of such redemptions and the existence of the Support Agreements, Class B stockholders have a sufficient percentage of votes to approve the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages iii, 26, 27, 45, 161, 166, 169, 171, 172, 178, and 179 of Amendment No. 1 to disclose that as a result of redemptions, it is expected that the shares of common stock held by the sponsors will be sufficient to establish quorum and to pass each of the proposals, including the business combination.

6.	We note that you filed a preliminary proxy statement in efforts to solicit stockholder approval to extend the life of the SPAC through June 15, 2023. Please update your Form S-4 to address this extension vote, the potential possible removal of the $5,000,001 net asset requirement, the Sponsor Loan to fund a bonus payment to non-redeeming stockholders, and the likelihood that further redemptions will concentrate more voting power with the Sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 181-182 of Amendment No. 1 to disclose more details about the extension special meeting.

7.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company’s sponsor is a Delaware limited liability company and is not controlled by, and does not have substantial ties with, any non-U.S. person or entity. Accordingly, the Company does not intend to make any additional disclosures in future filings.

Summary, page 30

8.	Revise to clarify the difference between CXApp and Design Reactor. For example, when distinguishing between CXApp and Design Reactor in the questions and answers section, explain that Design Reactor was formerly doing business under the name CXApp, but in this registration statement, CXApp refers to the newly formed Delaware holding company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of Amendment No. 1 to include a new section titled “Who are the parties to the transactions described in this document?”

9.	Prominently disclose that the contemplated spin-off and subsequent merger are structured as a reverse Morris Trust transaction and that this structure is intended to result in a tax-efficient disposition of the current CXApp business for Inpixon and Inpixon shareholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure. Your description should include a discussion of the requirements of the Reverse Morris Trust transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 33-34 of Amendment No. 1 to include a new section titled “Transaction Structure.”

10.	Address the risks to current KINS stockholders and to security holders of the combined company should the parties fail to meet the requirements to preserve the intended tax treatment. Disclose any indemnification provisions that will benefit Inpixon and Inpixon shareholders if the distribution and related transactions do not qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Further, describe the limitations to the combined company's operations and restrictions on future transactions that are necessary to preserve the intended tax treatment and discuss how these restrictions may impact the combined company's business.

Response: In response to the Staff’s comment, KINS added disclosure in the last two paragraphs of the new section titled “Transaction Structure” on page 34 of Amendment No. 1.

11.	We note the parties' intention that holders of CXApp Common Stock will own more than 50% of the common stock of New CXApp immediately following the Merger. Please clarify how you will ensure that historic parent shareholders will own more than 50% of the vote and value of the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 40 of Amendment No. 1 to clarify how historic parent shareholders will own more than 50% of the vote and value of the post-business combination company.

12.	With respect to the previous acquisition of Design Reactor, Inc. by Inpixon, please clarify how the spin-off and subsequent merger will impact the remaining shares subject to any Earn-Out Provision.

Response: The spin-off and subsequent merger will have no impact on the earn out provisions that were applicable to the Inpixon acquisition of Design Reactor as such conditions and corresponding payouts were satisfied by Inpixon prior to the end of the first quarter of 2022. As a result, there have not been any further amendments in Amendment No. 1 with respect to this comment.

Risk Factors, page 53

13.	Please add a risk factor to highlight that shares of post-business combination SPACs commonly decline in value. Your risk factor should address that the Sponsor and the Anchor Investor purchased shares at prices below the initial public offering price and maybe incentivized to sell their shares. Similarly, the address that the CXApp stockholders prior to the merger may acquire shares below market carrying cost and may be incentivized to sell their shares. Any resulting sales may lower the trading price of the Class A common stock. Further, if the price declines below the $11.50 per share exercise price, it is unlikely warrants will be exercised and New CXApp will be unable to raise further proceeds from the warrants.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of Amendment No. 1 to include this additional risk factor.

14.	Please add a risk factor that addresses the substantial amount of public Class A stockholders that have already redeemed their shares prior to the stockholder vote to extend the termination date of the SPAC. Given that many of the remaining stockholders will be subject to lock-up agreements and may not be able to sell their shares on the Nasdaq, the public float and trading volume may be very small. As a result, the trading price of the Class A common stock may be volatile.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of Amendment No. 1 to include this additional risk factor.

The Sponsor, its investors and its and their affiliates (which include members of the KINS Board and management) ..., page 53

15.	The last sentence in this risk factor indicates that if KINS "is able to complete the Merger, the KINS Private Placement Warrants...will become worthless." If true, revise to reflect that the Private Placement Warrants will become worthless if the merger is not completed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 71-72 of Amendment No. 1 to correct this typographical error.

Unaudited Pro forma Condensed Combined Financial Information

Description of the Merger Agreement, page 90

16.	Refer to the assumptions regarding the minimum and maximum redemption scenarios on page 91 and the table on the pro forma ownership of KINS common stock following the business combination on page 92. Please disaggregate in the table on page 92 the holdings of the Sponsor, BlackRock and related parties (including but not limited to Inpixon) so that the Sponsor's holdings of KINS Class A common stock are transparent and align with the descriptions of exchanges of its Class B common stock and certain forfeitures by Direct Anchor Investors as described in the foregoing assumptions and explanatory footnotes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the table on the pro forma ownership of KINS common stock following the business combination on page 98 of Amendment No. 1.

17.	Please disclose why the Sponsor is receiving less shares of KINS Class A common stock in exchange for its Class B common stock under the minimum redemption scenario. Also, since the holders of Class B shares may exchange their shares into a number of Class A shares based on the redemption level, depending on whether they are the Sponsor or Direct Anchor Investors, provide us your analysis as to whether the Class B shares:

•	should be classified as a liability under ASC 480-10-25-14. In this regard, it appears the Class B shares contain an unconditional obligation to issue a variable number of shares depending on variations in something other than the fair value of KINS Technology's equity shares.

•	may contain an embedded feature that needs to be bifurcated and accounted for as a derivative. Refer to ASC 815-15-25-1 and ASC 815-40-15.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 40 and 256 of Amendment No.1 to disclose that the Sponsor is receiving less shares of KINS Class A common stock in exchange for its Class B common stock under the minimum redemption scenario in order to ensure that CXApp ownership exceeds 50%.

The Company performed an analysis to determine the classification of the Class B shares subject to the terms of the Sponsor Support Agreement. Based upon the analysis, the Company determined that the Class B shares would not be classified as a liability under ASC 480 because the variable share settlement represents a conditional, not an unconditional obligation to issue a variable number of shares. However, the Company believes that the Class B shares contain an embedded feature that, due to the nature of the variability in the settlement amount, is not indexed to the Company's own stock that needs to be bifurcated under ASC 815.

The Company assessed the materiality of the embedded feature under ASC 815 and determined it was not material. Under the Sponsor Support Agreement, the number of shares redeemed by any shareholder is offset by a corresponding same number of shares allocated to the Sponsor. This was done in order to ensure that CXApp’s ownership percentage always remains at greater than 50%.

18.	Refer to footnote (4) on page 92. Please provide additional context regarding the circumstances related to the Direct Anchor Investors' forfeiture to Sponsor of 525,000 shares of KINS Class B Common Stock prior to closing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of Amendment No. 1 to include additional context regarding the Direct Anchor Investors’ forfeiture of 525,000 shares under the subscription agreements entered into by the Direct Anchor Investors in connection with the Company’s initial public offering. In addition, please see pages 42-43 and 135 of Amendment No. 1 under the header “Direct Anchor Subscription Agreement” for additional disclosure regarding the Direct Anchor Investors’ subscription agreement.

19.	Refer to footnote (5) on page 92. Please provide historical background information regarding Inpixon's initial and existing interests in KINS.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of Amendment No. 1 to clarify that this interest represents Inpixon’s indirect interest in KINS Common Stock as a result of its ownership interest in Cardinal Ventures Holdings LLC, which owns an equity interest in the Sponsor. In addition, please see pages 49-50 of Amendment No. 1 under the header “Interests of CXApp’s Directors and Executive Officers in the Merger” for additional disclosure regarding Inpixon’s initial investment in CVH.

20.	Refer to footnote (6) on page 92. With a view towards expanded disclosure, please explain the significance and intended consequence of the provision in the Sponsor's Agreement that the "total amount of shares of New CXApp Common Stock issued to CXApp Stockholders (as of immediately after consummation of the Distribution) at the Closing will exceed the total amount of shares of New CXApp Common Stock issued to all other parties at the Closing by one share."

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of Amendment No. 1 to disclose that the provision was included for purposes of the reverse recapitalization and the expected accounting treatment.

Background to the Business Combination, page 127

21.	Please provide more details of the circumstance and negotiations surrounding the $10 million cash contribution and why this term was first offered and later accepted. Further, please clarify whether there were discussions as to whether the final cash and cash equivalents balance at the time of the merger would solely be the $10 million cash contribution or if any of the approximately $5 million of cash as June 30, 2022 would also stay with the CXApp post-business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 139 of Amendment No. 1 to provide additional information regarding the negotiations surrounding the $10 million minimum cash requirement.

Certain Projected Financial Information of the Enterprise Apps Business, page 141

22.	On page 142, as part of your disclosure of the projections provided to and relied upon by KINS and the Board for purposes of its financial analyses, you reference both "actual" and projected December 31, 2022 revenues, adjusted EBITDA and gross margins. Please clarify whether the “actual” financial information is referring to information as of December 31, 2021.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of Amendment No. 1 to clarify that actual financial information refers to information as of the twelve months ended December 31, 2021.

23.	Please identify the specific dollar values of the projected 2022 and 2023 revenues and adjusted EBITDA. Additionally, revise to disclose all material assumptions that were used to formulate the projections, as distinguished from "the key elements" of the projections.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 152-153 of Amendment No. 1 to disclose all material assumptions and to specify the specific dollar values of the projected 2022 and 2023 revenues and adjusted EBITDA.

24.	With respect to your reference to a 181% revenue growth rate to $6.3 million, which appears to refer to the growth rate from fiscal year 2020 to 2021 for revenues, please clarify whether this growth rate relates to the organic growth rate of the underlying products of Design Reactor, Inc. Your MD&A refers to this growth rate related to the acquisition of the CXApp in the second quarter of 2020.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of Amendment No. 1 to clarify that the 181% growth rate from fiscal year 2020 to 2021 refers to revenues associated with the Enterprise Apps Business which was primarily the result of the addition of the CXApp product as a new revenue stream following the acquisition of Design Reactor in 2021.

25.	Please provide more details, including specific forecasted unlevered cash flows by year that was provided by CXApp management, as to how GVS calculated the discounted cashflows. Similarly, clarify the EV/Revenue ratio used for the calculation of CXApp’s was based on 22E and 23E figures, not 20E and 21E for the Selected Companies Analysis. Further, we note the comparable companies are significantly larger than Design Reactor/CXApp. Provide supplemental disclosure addressing any risk that the use of this sample of comparable companies may result in an inflated or overstated valuation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 145-150 of Amendment No. 1. to provide the information requested. Please note that unlevered cash flows was not provided by CXApp management, but was calculated by GVS based on projected financial information provided by CXApp management, including projected revenue, proforma Adjusted EBITDA as of 2022 and 2023, and assumed growth rates.

Opinion of KNAV P.A., page 144

26.	We note that the description of the KNAV fairness opinion generally provides a list of what information the financial advisor considered, but does not provide detail of the methodology used to make this determination. Please revise this section to clarify the specific financial information and projections that were provided to KNAV and to provide detailed support for the ultimate conclusions reached, including the methods used.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 155-157 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 187

27.	Please disclose the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by the 5% stockholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the table to disclose the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by the 5% stockholders on page 199 of Amendment No. 1.

28.	For your post-business combination beneficial ownership table, we note that you indicate that it includes ordinary shares that are exercisable within 60 days of October 14, 2022 and underlying your public or private warrants. Please revise these figures to the most recent date practicable and clarify whether the KINS Capital LLC and BlackRock warrants are included in these totals.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 198 of Amendment No. 1 to clarify that the private placement warrants of KINS Capital LLC and the BlackRock are not included in the table.

Product Roadmap and Enhancements, page 195

29.	The features listed in this section appear to be prospective in nature. Please clarify the timing of when you believe they will be available, or if they will be available within the next 12 months. Further, clarify whether you have sufficient funds to develop these features or clarify the amount of funding that is necessary to development them.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 206-207 of Amendment No. 1 to clarify that certain of the roadmap initiatives will be available within the next 12 months, while others are anticipated to be multi-year initiatives and is expected to have sufficient funding to fund the planned initiatives over the next 12 months.

Market Size, page 197

30.	Please disclose the sources of your industry statistics on page 197. We note you refer to “research analysts,” but do not identify any of them here or on page 6. Further, it is not clear if you are referring to an industry research entity or research analysts for the securities industry. If it is the latter, please clarify the source of where the research analyst obtained their industry statistics if it is not based on their own research.

Response: The Company acknowledges the Staff’s comment and has revised the references to “research analysts” with the term “research companies” on page 208 and pages 147-148 of Amendment No. 1 to clarify that industry statistics referenced in the prospectus/proxy statement were obtained from publicly available reports provided by industry research entities and not research analysts for the securities industry. A reference to “reports by research companies” was also added on page 6 under “Market and Industry Data.” The Company does not have permission to name the sources for such industry statistics.

Research and Development Expenses, page 198

31.	We note that your Research and Development costs exceed your Revenues. Please provide more disclosure of how you conduct your Research and Development activities and clarify the extent to which they or were shared with those of Inpixon and its IIOT business. Discuss whether the R&D expenses are expected to grow at a slower rate than your revenues and address any dependence on further financing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 209 of Amendment No. 1. Please note that R&D activities as reflected in the carveout financial statements reflect only those expenses allocated to the Enterprise Apps Business and not Inpixon’s IIOT business, therefore the Company does not believe any additional disclosure is required in this regard.

Intellectual Property, page 199

32.	We note that Inpixon acquired the CXApp operations through the acquisition of Design Reactor and other entities since 2019, and Inpixon is retaining its Industrial Internet of Things (“IIOT”) business. You reference that your mapping and geolocation services incorporates Internet of Things technology. Please clarify the extent that you will share or license intellectual property that would be retained by Inpixon and be subject to your Separation and Distribution Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 211 of Amendment No. 1 to clarify that as of this time the Company does not anticipate that any of the products and technologies will require reliance on Inpixon retained intellectual property. In addition, the Company notes that the statement on page 205 to indoor mapping being integral to supporting location-aware, “internet of things” (or IoT) enabled smart office touchpoints is a reference to the identification of IoT devices of the customer on a map. It is not intended to suggest that the IoT technology of Inpixon is incorporated into the mapping products. In this regard, the Company has also provided for clarifying language on page 205 of Amendment No. 1.

Certain Relationships and Related Party Transactions, CXApp, page 204

33.	Please describe the services that may be performed under the Transition Services Agreement by either CXApp or Inpixon.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 257 of Amendment No. 1 to clarify that the Transition Services Agreement will primarily cover services related to payroll and benefits administration, IT support, finance and accounting services, contract administration and management services, and other administrative support services that may be required on an as needed basis.

Management's Discussion and Analysis of our Financial Condition and Results of Operations for Design Reactor, Inc. and Subsidiaries,

Key Factors Affecting Design Reactor's Results of Operations, page 204

34.	Provide a more detailed description of your customer base, such as the number of customers from year to year and any concentration in geographic location, size, or industry. Additionally please clarify whether your management uses any key metrics to evaluate customer growth or penetration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 214-215 of Amendment No. 1 to provide a more detailed description of the customer base and the key metrics used by management to evaluate customer growth or penetration.

Validity of Common Stock, page 251

35.	Please clarify whether the legal opinion will also opine on the validity of the Class C common stock that will be issued as part of this registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 261 of Amendment No. 1 to confirm that the legal opinion will also opine on the validity of the Class C common stock that will be issued as part of the Registration Statement.

KINS Technology Group Inc.

Notes to Condensed Financial Statements - June 30, 2022 (Unaudited)

Note 1. Description of Organization and Business Operations, page F-25

36.	Please update your disclosure to include the terms of the redemptions, including but not limited to the number of shares redeemed and redemption price per share, that were conducted in connection with the Charter Amendment to extend the date by which the Company has to consummate a business combination from June 17, 2022 to December 16, 2022. We refer to the redemptions of Class A shares depicted on table on page F-30.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-28 of Amendment No. 1 to include a new section titled “Prior Redemptions of Class A Common Stock.”

*     *     *

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:	Khurram P. Sheikh, KINS Technology Group Inc. Nadir Ali, CXApp Holding Corp. Nimish Patel, Mitchell Silberberg & Knupp LLP Blake Baron, Mitchell Silberberg & Knupp LLP